UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: August 3, 2006
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	WPS RESOURCES CORPORATION (A Wisconsin Corporation) 700 North Adams Street P. O. Box 19001 Green Bay, WI 54307-9001 920-433-1727	39-1775292

Item 2.02   Results of Operations and Financial Condition

On August 3, 2006, WPS Resources Corporation will issue a news release reporting its financial results for the quarter and six months ended June 30, 2006. A copy of the news release is filed with this Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

WPS Resources will hold an earnings conference call on August 3, 2006 to discuss the 2006 financial performance of WPS Resources and its subsidiaries. For information on how to participate in the conference call, see the news release attached as Exhibit 99.1.

Item 9.01   Financial Statements and Exhibits.

(a)   Not applicable.

(b)   Not applicable.

(c)   Exhibits. The following exhibit is being filed herewith:

99.1   News Release dated August 3, 2006 reporting WPS Resources Corporation financial results for the quarter and six months ended June 30, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WPS RESOURCES CORPORATION

By: /s/ Joseph P. O'Leary
    Joseph P. O'Leary
    Senior Vice President
    and Chief Financial Officer

Date: August 3, 2006

WPS RESOURCES CORPORATION

Exhibit Index to Form 8-K
Dated August 3, 2006

Exhibit
Number

99.1   News Release dated August 3, 2006 reporting WPS Resources Corporation financial results for the quarter ended June 30, 2006



NEWS RELEASE

Contacts: Joseph P. O'Leary - SVP & CFO
WPS Resources Corporation
(920) 433-1463

Donna M. Sheedy - Manager Investor Relations
WPS Resources Corporation
(920) 433-1857

FOR IMMEDIATE RELEASE

<u>**WPS RESOURCES CORPORATION**</u>
<u>**REPORTS RESULTS FOR SECOND QUARTER OF 2006**</u>

Green Bay, WI – August 3, 2006 – WPS Resources Corporation (NYSE: WPS), an operator of regulated utility and nonregulated energy related business units, today announced the following results for the quarter and six month period ended June 30, 2006:

<u>**Highlights**</u>

- WPS Resources Corporation produced income available for common shareholders of $34.9 million, representing earnings per diluted share of $0.83, for the quarter ended June 30, 2006, compared to earnings of $23.9 million, representing earnings per diluted share of $0.62, for the comparable quarter in 2005. Second quarter 2006 results included:

  o a $5.6 million after-tax loss in discontinued operations,

  o a $5.4 million after-tax loss, including $2.5 million in after-tax transition costs, associated with the recently acquired retail natural gas distribution operations in Michigan and Minnesota,

  o a $5.4 million after-tax gain from the sale of the Kimball natural gas storage field,

  o a $3.8 million after-tax gain from the sale of its equity interest in Guardian Pipeline LLC, and

  o unfavorable weather conditions resulted in an estimated $6 million decrease in income available to common shareholders for the second quarter 2006, as compared to the same period last year.

- Income available for common shareholders generated at the company's nonregulated segment, WPS Energy Services ("ESI"), increased approximately 272% to $13.4 million in this year's second quarter, compared to $3.6 million in the second quarter of 2005. The latest quarterly results included:

- o the negative impact of an approximate $5 million phase-out of synfuel tax credits related to normal production, which was more than offset by $7.6 million of after-tax mark-to-market gains on oil hedges utilized to mitigate the risk of ESI's exposure to the phase-out of these credits,

- o a $3.1 million after-tax loss from spot-to-forward differentials, unrealized gains on Ohio mass market options, and other mark-to-market activities related to natural gas operations,

- o a $0.9 million after-tax loss due to increased operating costs in 2006 associated with the liquidation of an electric supply contract in Maine during the fourth quarter of 2005, and

- o a gain on the sale of the Kimball natural gas storage field (mentioned above).

- Equity earnings recognized from the company's investment in American Transmission Company LLC ("ATC") increased 69% to approximately $5.9 million after taxes in the second quarter of 2006, compared to about $3.5 million after taxes in the second quarter of 2005. WPS Resources owns approximately 33% of ATC at June 30, 2006, up from about 26% at June 30, 2005.

- Income available for common shareholders generated by the company's regulated electric and natural gas utility operations decreased approximately 16% to $15.9 million in this year's second quarter, compared to $19.0 million in the second quarter of 2005. Typical seasonal weakness and transition expenses associated with our recently acquired retail natural gas distribution operations in Michigan and Minnesota, as well as unfavorable weather conditions and customer conservation efforts due to high energy prices negatively impacted margins at the regulated utilities.

- For the six months ended June 30, 2006, WPS Resources reported income available for common shareholders of $95.0 million, representing $2.30 per diluted share, compared to $89.8 million, representing $2.35 per diluted share, for the same period in 2005.

- WPS Resources recently announced the following important events:

  - o On July 10, 2006, the merger agreement with Peoples Energy (NYSE: PGL) was announced.

  - o On July 26, 2006, the company completed the sale of the Sunbury generation facility.

  - o On August 2, 2006, the company and Peoples Energy filed a joint application with the Illinois Commerce Commission seeking expedited approval of the merger.

- WPS Resources' guidance for 2006 is being raised to between $3.64 and $4.12 diluted earnings per share, which includes transition costs and operating results related to the recent acquisitions of natural gas distribution operations in Michigan and Minnesota, asset management sales, discontinued operations, and increased purchased power costs for WPS Energy Services' customers in Maine.

"Financial results for the second quarter of 2006 improved over the same quarter of the prior year, aided by the continued strong performance of WPS Energy Services and by our asset management strategies," stated Larry Weyers, WPS Resources' Chairman, President, and CEO. "Strong results from wholesale electric operations at ESI continued in the second quarter of 2006, aided again by volatile energy prices. We also benefited from gains on the sales of WPS Energy Services' natural gas storage field and our investment in Guardian Pipeline, LLC. Both of these transactions are consistent with our asset management strategy that calls for the disposition of existing assets, including land, plants, or entire business units that are no longer strategic to ongoing operations.

"Unfortunately, we also continued to experience unfavorable weather conditions at our utility operations in the second quarter, which reduced customer consumption, and negatively impacted earnings from our utility operations. Furthermore, our utility results were negatively impacted by transition costs associated with the acquisition of retail natural gas distribution operations in Michigan and Minnesota, as well as the timing of the acquisition during what is typically a weak seasonal earnings period for these assets," added Weyers.

The following table depicts income available for common shareholders and revenue for the comparable second quarters.

**WPS Resources' Income Available for Common Shareholders and Revenue
for the Quarters Ended June 30, 2006 and June 30, 2005**

	Income (Loss)		Revenue	
	2006	2005	2006	2005
Segment	(in millions)	(in millions)	(in millions)	(in millions)
Electric Utility	$23.4	$20.9	$ 262.4	$ 240.2
Gas Utility	(7.5)	(1.9)	95.6	89.8
WPS Energy Services	13.4	3.6	1,134.1	995.3
Holding Company and Other	5.6	1.3	0.3	0.3
Intersegment Eliminations	-	-	(13.4)	(11.1)
Total WPS Resources	$34.9	$23.9	$1,479.0	$1,314.5

The following tables depict the impact that weather conditions had on diluted earnings per share.

**Comparison of Estimated Weather Impact on Utility Earnings and Diluted
Earnings per Share Between the Quarters Ended June 30, 2006 and June 30, 2005**

	Percent Change	Electric Diluted EPS Impact (After Tax)	Gas Diluted EPS Impact (After Tax)
Heating Compared with Normal - 2006	22% warmer	(.02)	(.04)
Heating Compared with Normal - 2005	11% warmer	(.01)	(.05)
Cooling Compared with Normal - 2006	5% cooler	(.02)	-
Cooling Compared with Normal - 2005	58% warmer	.10	-
Heating Compared with Prior Year	12% warmer	(.01)	(.02)
Cooling Compared with Prior Year	41% cooler	(.11)	-

**Comparison of Estimated Weather Impact on Utility Earnings and Diluted
Earnings per Share Between the Six Months Ended June 30, 2006 and June 30, 2005**

	Percent Change	Electric Diluted EPS Impact (After Tax)	Gas Diluted EPS Impact (After Tax)
Heating Compared with Normal - 2006	13% warmer	(.05)	(.09)
Heating Compared with Normal - 2005	2% warmer	(.01)	(.05)
Cooling Compared with Normal - 2006	5% cooler	(.02)	-
Cooling Compared with Normal - 2005	58% warmer	.10	-
Heating Compared with Prior Year	11% warmer	(.04)	(.07)
Cooling Compared with Prior Year	41% cooler	(.11)	-

Segments

WPS Resources' Electric Utility segment includes the regulated electric utility operations of two wholly owned utility subsidiaries, Wisconsin Public Service Corporation and Upper Peninsula Power Company. The Gas Utility segment consists of the natural gas utility operations of Wisconsin Public Service and Michigan Gas Utilities Corporation, as well as certain transition costs related to Minnesota Energy Resources Corporation. The acquisition of Aquila's natural gas distribution operations in Michigan was completed on April 1, 2006, and the acquisition of Aquila's natural gas distribution operations in Minnesota was completed on July 1, 2006.

WPS Energy Services, Inc., a diversified energy supply, generation, and services company, offers nonregulated natural gas, electric, and alternative fuel supplies, as well as energy management and consulting services to retail and wholesale customers. Prior to the fourth quarter of 2005, WPS Resources reported two nonregulated segments, WPS Energy Services and WPS Power Development. Effective in the fourth quarter of 2005, WPS Resources began reporting one nonregulated segment, WPS Energy Services. Segment information related to prior periods reflects this change.

The Holding Company and Other segment includes the operations of the WPS Resources holding company and the non-utility activities of Wisconsin Public Service and Upper Peninsula Power. Equity earnings from the company's investments in ATC, Wisconsin River Power Company, and Guardian Pipeline, LLC are also included in the Holding Company and Other Segment. WPS Resources' investment in Guardian Pipeline, LLC was sold in the second quarter of 2006.

Discontinued Operations

In July 2006, WPS Energy Services sold Sunbury Generation, LLC to Corona Power, LLC. Sunbury Generation's primary asset was the Sunbury generation plant, located in Shamokin Dam, Pennsylvania. The gross proceeds received for the plant were $34.6 million and are subject to various working capital and other post-closing adjustments. The total estimated pre-tax gain of $19 million on this transaction will be recognized in the third quarter. Beginning in the second quarter of 2006, WPS Energy Services began reporting the assets and liabilities of Sunbury that were transferred to Corona Power, LLC as held for sale and also reported Sunbury's results of operations and cash flows as discontinued operations. Prior periods have also been reclassified, as applicable, to reflect this change in presentation.

Second Quarter Financial Results

Electric Utility Segment Earnings
Electric utility earnings increased $2.5 million, from $20.9 million for the quarter ended June 30, 2005, to $23.4 million for the quarter ended June 30, 2006. The increase in electric utility earnings was driven by fuel and purchased power costs that were less than were recovered in rates in the second quarter of 2006. Fuel and purchased power costs are expected to be greater than what will be recovered in the second half of the year, which should negatively impact margins during that period. The margin increase related to fuel and purchased power costs during the second quarter of 2006 was partially offset by the impact of unfavorable weather conditions. Weather was approximately 41% cooler during the cooling season in the second quarter of 2006, compared to the same quarter in 2005 and approximately 5% cooler than normal. The unfavorable weather conditions drove a combined 2.5% quarter-over-quarter decrease in sales volumes from the electric utility's higher margin residential, and commercial and industrial customers. Neither the lower fuel costs nor the unfavorable weather conditions were reflected in the Public Service Commission of Wisconsin's final order authorizing an annual retail electric rate increase of $79.9 million (10.1%), effective January 1, 2006.

Natural Gas Utility Segment Earnings
The net loss from natural gas utility operations increased $5.6 million, from $1.9 million for the quarter ended June 30, 2005, to $7.5 million for the quarter ended June 30, 2006. A combined net loss of $5.4 million related to the results of natural gas operations and transition costs for natural gas distribution operations in Michigan (acquired on April 1, 2006) and also to transition costs for natural gas distribution operations in Minnesota (acquired on July 1, 2006). During the second quarter of 2006, $4.1 million of external pre-tax transition costs were incurred by these natural gas utilities, primarily for the start-up of outsourcing activities and other legal and consulting fees. The net loss recognized at Michigan Gas Utilities Corporation in excess of transition charges incurred can be attributed to the seasonal nature of natural gas utility operations, which recognize most of the earnings in the coldest months when customers are using natural gas to heat their homes and businesses.

WPS Energy Services Segment Earnings
WPS Energy Services' earnings increased $9.8 million, from $3.6 million for the quarter ended June 30, 2005, to $13.4 million for the quarter ended June 30, 2006. Higher earnings were driven by a $22.0 million pre-tax increase in margin and a $9.0 million pre-tax gain on the sale of its Kimball natural gas storage field in the second quarter of 2006. These items were partially offset by a $5.4 million pre-tax increase in operating and maintenance expenses, a $2.7 million decrease in Section 29/45K federal tax credits recognized from the production of synthetic fuel, and a $2.3 million pre-tax increase in miscellaneous expense. There was also a $0.9 million after-tax increase in the loss from discontinued operations. Detailed explanations related to the change in WPS Energy Services' margin and more information on Section 29/45K tax credits will be available in WPS Resources' second quarter report on Form 10-Q that we expect to file with the Securities and Exchange Commission later today.

Holding Company and Other Segment Earnings
Holding Company and Other operations recognized earnings of $5.6 million during the quarter ended June 30, 2006, compared to earnings of $1.3 million during the same quarter in 2005. The increase was driven by a $3.8 million after-tax gain recognized from the sale of WPS Resources' one-third interest in Guardian Pipeline, LLC, and a $2.4 million increase in after-tax equity earnings from ATC, partially offset by an increase in interest expense.

Average Shares of Common Stock
The change in diluted earnings per share was impacted by the items discussed above as well as an increase of 3.8 million shares (9.9%) in the weighted average number of outstanding shares of WPS Resources' common stock for the quarter ended June 30, 2006, compared to the same quarter in 2005. WPS Resources issued 1.9 million shares of common stock through a public offering in November 2005 and also issued 2.7 million shares of common stock in May 2006 in order to settle its forward equity agreement with an affiliate of J.P. Morgan Securities, Inc. Additional shares were also issued under the Stock Investment Plan and certain stock-based employee benefit plans.

2006 Earnings Forecast

In 2006, the company is continuing to manage its portfolio of businesses to achieve long-term growth in its utility and nonregulated operations, while maintaining an emphasis on regulated growth. The company's emphasis on regulated growth has been demonstrated by the on-going expansion of its generation fleet, the acquisition from Aquila of retail natural gas distribution operations in Michigan and Minnesota, and the proposed merger with Peoples Energy. The expansion of the utility generation fleet is aimed at meeting the high level of reliability expected by the company's customers and ensuring that the company continues to meet anticipated growth in electric demand. In all of the company's business units, financial tools commonly used in the industry are utilized to help mitigate risk for the benefit of both customers and shareholders. Also, the company's asset management strategy continues to deliver shareholder return from certain asset transactions. The company's long-term diluted earnings per share from continuing operations growth rate target remains at 6% to 8% on an average annualized basis, with fluctuations in any given year that may be above or below that targeted range. The 2006 guidance is being raised to between $3.64 and $4.12 diluted earnings per share, as shown below, assuming normal weather for the remainder of the year, availability of generation units, and completion of asset management sales. Diluted earnings per share guidance reflects the company's estimate of transition costs of about $14 million (approximately $9 million after-tax) related to the recently completed acquisitions of natural gas distribution operations in Michigan and Minnesota. The guidance also includes about $6.4 million ($3.8 million after-tax) of increased purchased power costs for WPS Energy Services relating to an $8.2 million ($4.9 million after-tax) gain recognized in 2005 from the liquidation of a supply contract for Maine customers. Diluted earnings per share guidance does not reflect potential future mark-to-market gains or losses on derivative instruments utilized to protect the anticipated value of a portion of Section 29/45K tax credits in 2007.

Earnings per common share (diluted)	Low End of Range	High End of Range
Income from continuing operations	$3.49	$3.90
Discontinued operations	.15	.22
Income available for common shareholders	$3.64	$4.12

Conference Call

An earnings conference call is scheduled for 3 p.m. central time on Thursday, August 3. Larry L. Weyers, WPS Resources' Chairman, President, and Chief Executive Officer, will discuss financial results. To access the call, which is open to the public, call 888-690-9634 (toll free) 15 minutes prior to the scheduled start time. Callers will be required to supply EARNINGS as the passcode and MR. LARRY WEYERS as the leader. Callers will be placed on hold with music until the call begins. A replay of the conference call will be available through August 17 by dialing 800-406-7489.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "expect," "intend" and other similar words. Forward-looking statements are beyond the ability of WPS Resources to control and, in many cases, WPS Resources cannot predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. Please see WPS Resources' periodic reports filed with the Securities and Exchange Commission (including its 10-K and 10-Qs) for a listing of certain factors that could cause actual results to differ materially from those contained in forward-looking statements.

-- Unaudited Financial Statements to Follow --

WPS RESOURCES CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)	Three Months Ended June 30		Six Months Ended June 30	
(Millions, except per share amounts)	**2006**	2005	**2006**	2005
Nonregulated revenue	**$1,129.5**	$993.1	**$2,691.5**	$2,044.3
Utility revenue	**349.5**	321.4	**788.6**	732.3
Total revenues	**1,479.0**	1,314.5	**3,480.1**	2,776.6
Nonregulated cost of fuel, natural gas, and purchased power	**1,074.1**	962.1	**2,549.0**	1,969.2
Utility cost of fuel, natural gas, and purchased power	**171.4**	134.7	**440.5**	336.3
Operating and maintenance expense	**127.2**	133.8	**251.2**	261.1
Depreciation and decommissioning expense	**25.6**	66.6	**49.6**	95.8
Taxes other than income	**14.0**	11.9	**27.2**	23.8
Operating income	**66.7**	5.4	**162.6**	90.4
Miscellaneous income	**14.4**	45.5	**22.9**	53.2
Interest expense	**(22.2)**	(15.2)	**(40.5)**	(30.0)
Minority interest	**1.2**	1.2	**2.4**	2.2
Other (expense) income	**(6.6)**	31.5	**(15.2)**	25.4
Income before taxes	**60.1**	36.9	**147.4**	115.8
Provision for income taxes	**18.8**	7.5	**46.4**	23.9
Income from continuing operations	**41.3**	29.4	**101.0**	91.9
Discontinued operations, net of tax	**(5.6)**	(4.7)	**(4.4)**	(0.5)
Net income before preferred stock dividends of subsidiary	**35.7**	24.7	**96.6**	91.4
Preferred stock dividends of subsidiary	**0.8**	0.8	**1.6**	1.6
Income available for common shareholders	**$34.9**	$23.9	**$95.0**	$89.8
Average shares of common stock				
Basic	**42.2**	38.0	**41.2**	37.9
Diluted	**42.2**	38.4	**41.3**	38.2
Earnings (loss) per common share (basic)				
Income from continuing operations	**$0.96**	$0.75	**$2.41**	$2.38
Discontinued operations, net of tax	**($0.13)**	($0.12)	**($0.10)**	($0.01)
Earnings per common share (basic)	**$0.83**	$0.63	**$2.31**	$2.37
Earnings (loss) per common share (diluted)				
Income from continuing operations	**$0.96**	$0.74	**$2.41**	$2.36
Discontinued operations, net of tax	**($0.13)**	($0.12)	**($0.11)**	($0.01)
Earnings per common share (diluted)	**$0.83**	$0.62	**$2.30**	$2.35
Dividends per common share declared	**$0.565**	$0.555	**$1.130**	$1.110

WPS RESOURCES CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)	June 30	December 31
(Millions)	**2006**	2005
Assets		
Cash and cash equivalents	**$17.5**	$27.7
Accounts receivable - net of reserves of $12.0 and $12.7, respectively	**754.2**	1,005.6
Accrued unbilled revenues	**66.0**	151.3
Inventories	**468.3**	304.8
Current assets from risk management activities	**801.4**	906.4
Assets held for sale	**22.9**	14.8
Deferred income taxes	**5.8**	7.3
Other current assets	**100.6**	100.4
Current assets	**2,236.7**	2,518.3
Property, plant, and equipment, net of reserves of $1,283.3 and $1,107.9, respectively	**2,276.5**	2,048.1
Regulatory assets	**293.1**	272.0
Long-term assets from risk management activities	**282.6**	226.5
Restricted cash for acquisition	**333.3**	-
Other	**556.3**	397.6
Total assets	**$5,978.5**	$5,462.5
Liabilities and Shareholders' Equity		
Short-term debt	**$1,002.8**	$264.8
Current portion of long-term debt	**4.2**	4.0
Accounts payable	**686.4**	1,078.9
Current liabilities from risk management activities	**670.1**	852.8
Liabilities held for sale	**6.7**	6.6
Other current liabilities	**145.2**	116.8
Current liabilities	**2,515.4**	2,323.9
Long-term debt	**865.7**	867.1
Deferred income taxes	**106.0**	79.6
Deferred investment tax credits	**13.8**	14.5
Regulatory liabilities	**343.5**	373.2
Environmental remediation liabilities	**91.9**	67.4
Pension and postretirement benefit obligations	**106.9**	82.1
Long-term liabilities from risk management activities	**228.1**	188.4
Other	**116.6**	111.0
Long-term liabilities	**1,872.5**	1,783.3
Commitments and contingencies		
Preferred stock of subsidiary with no mandatory redemption	**51.1**	51.1
Common stock equity	**1,539.5**	1,304.2
Total liabilities and shareholders' equity	**$5,978.5**	$5,462.5

WPS RESOURCES CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)	Six Months Ended June 30	
(Millions)	2006	2005
Operating Activities		
Net income before preferred stock dividends of subsidiary	**$96.6**	$91.4
Adjustments to reconcile net income to net cash provided by operating activities		
Discontinued operations, net of tax	**4.4**	0.5
Depreciation and decommissioning	**49.6**	95.8
Amortization	**(1.6)**	21.4
Unrealized gain on investments	**-**	(15.7)
Pension and postretirement expense	**25.7**	25.3
Pension and postretirement funding	**(2.7)**	(3.0)
Deferred income taxes and investment tax credit	**8.0**	(13.1)
Gain on sale of interest in Guardian Pipeline, LLC	**(6.2)**	-
Gain on sale of WPS ESI Gas Storage, LLC	**(9.0)**	-
Unrealized gains on nonregulated energy contracts	**(31.0)**	(2.2)
Gain on sale of partial interest in synthetic fuel operation	**(3.7)**	(3.7)
Equity income, net of dividends	**5.8**	6.6
Deferral of Kewaunee outage costs	**-**	(55.3)
Other	**11.8**	(16.1)
Changes in working capital		
Receivables, net	**377.3**	72.9
Inventories	**(168.2)**	13.5
Other current assets	**2.8**	9.1
Accounts payable	**(384.2)**	(57.1)
Other current liabilities	**(1.0)**	27.4
Net cash (used for) provided by operating activities	**(25.6)**	197.7
Investing Activities		
Capital expenditures	**(154.2)**	(188.4)
Sale of property, plant and equipment	**2.4**	2.6
Sale of emission allowances		-
Purchase of equity investments and other acquisitions	**(41.5)**	(30.3)
Proceeds on sale of interest in Guardian Pipeline, LLC	**38.5**	-
Proceeds on sale of WPS ESI Gas Storage, LLC	**19.9**	-
Purchases of nuclear decommissioning trust investments	**-**	(18.6)
Sales of nuclear decommissioning trust investments	**-**	18.6
Restricted cash for acquisition	**(333.3)**	-
Acquisition of natural gas operations in Michigan, net of liabilities assumed	**(317.9)**	-
Other	**0.3**	(0.4)
Net cash used for investing activities	**(785.8)**	(216.5)
Financing Activities		
Short-term debt, net	**738.0**	(29.9)
Repayment of long-term debt	**(1.4)**	(1.2)
Payment of dividends		
Preferred stock	**(1.6)**	(1.6)
Common stock	**(46.7)**	(41.6)
Issuance of common stock	**151.9**	16.9
Other	**(42.8)**	(11.1)
Net cash provided by (used for) financing activities	**797.4**	(68.5)
Change in cash and cash equivalents - continuing operations	**(14.0)**	(87.3)
Change in cash and cash equivalents - discontinued operations		
Net cash provided by (used for) operating activities	**20.9**	(39.3)
Net cash (used for) provided by investing activities	**(17.1)**	110.6
Net cash used for financing activities	**-**	(0.8)
Change in cash and cash equivalents	**(10.2)**	(16.8)
Cash and cash equivalents at beginning of period	**27.7**	40.0
Cash and cash equivalents at end of period	**$17.5**	$23.2